DELTRON, INC.

Sabena Oeste, Restaurante Princessa Marina

100 Metros Oeste, San Jose, Costa Rica

Tel: (011) 506-290-4886

______________________________________________________________________________

June 14, 2006

John D. Reynolds

Goldie B. Walker

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, DC 20549

Re: Deltron, Inc.

      Registration Statement on Form SB-2

      SEC file No. 333-130197

Dear Mr. Reynolds and Ms. Walker,

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Deltron, Inc. (the "Company"). We request that the registration statement be made effective as of June 16, 2006 at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DELTRON, INC.

/s/ S. Phillips

Shawn Phillips

President